UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: November 16, 2016	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

(i)	On November 16, 2016, ChipMOS TECHNOLOGIES INC. (the “Company”) received the approval letter from Taiwan Hsinchu Science Park Administration, Ministry of Science and Technology approving the Company’s capital reduction.

(ii)	Before the Merger (the “Merger” of ChipMOS Bermuda with and into the Company, which was completed on October 31, 2016), the Company’s paid-in capital was NT$8,967,962,790, and the net book value per share was NT$19.97. After the Merger, the Company’s paid-in capital is NT$8,871,212,610, and the net book value per share is NT$20.19. The net book value per share referred to in this paragraph is calculated in accordance with the financial statement of the third quarter of financial year 2016.

(iii)	Taiwan Hsinchu Science Park Administration, Ministry of Science and Technology has approved the Company’s issuance of 512,405,340 new shares, and deletion of 522,080,358 shares through the Merger.